Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Cedar Shopping Centers, Inc. for the registration of 9,738,426 shares of its common stock and to the incorporation by reference therein of our report dated March 15, 2010 (except for Notes 2 and 3, as to which the date is August 12, 2010), with respect to the consolidated financial statements and schedule of Cedar Shopping Centers, Inc. included in its amendment to the Annual Report (Form 10-K/A) for the year ended December 31, 2009, and our report dated March 15, 2010 with respect to the effectiveness of internal control over financial reporting of Cedar Shopping Centers, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2009, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, New York
August 23, 2010